

Nasdaq Regulation

Nasdaq

Eun Ah Choi
Senior Vice President
Global Head of Regulatory Operations

June 30, 2026

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on June 9, 2026, The Nasdaq Stock Market (the "Exchange") received from Vicore Pharma Holding AB (the "Registrant") a copy of the Registrant's application on Form 20-F/A 12(b) for the registration of the following security:

American depositary shares, each representing 10 common shares, no par value

Common shares, no par value[1]

We further certify that the security described above has been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking effectiveness under the Form 20-F/A 12(b), and we hereby join in such request.

Sincerely,

Eun Ah Choi

[1] Listed not for trading, but only in connection with the registration of the American Depositary Shares, pursuant to the requirements of the Securities & Exchange Commission.